UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [   ] Form 10-K [   ] Form 20-F [   ] Form 11-K [X] Form 10-Q [   ] Form N-SAR [   ] Form N-CSR

For Period Ended: October 30, 2004

[   ]   Transition Report on Form 10-K
[   ]   Transition Report on Form 20-F
[   ]   Transition Report on Form 11-K
[   ]   Transition Report on Form 10-Q
[   ]   Transition Report on Form N-SAR

For the Transition Period Ended:_______________________________

        Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

UNITED RETAIL GROUP, INC.
Full Name of Registrant

_________________________
Former Name if Applicable

365 West Passaic Street
Address of Principal Executive Office (Street and Number)

Rochelle Park, NJ 07662
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant’s Quarterly Report on Form 10-Q for the period ended October 30, 2004 (the “Form 10-Q”) could not be filed within the prescribed time period because the registrant intends to change the manner in which it historically accounted for store lease construction allowances and other concessions (“Construction Allowances”) from landlords of retail stores leased by the registrant. The revised accounting treatment of Construction Allowances is described in a Current Report on Form 8-K filed on December 15, 2004 (the “Recent 8-K”). The Form 10-Q, when filed, will reflect the revised treatment for Construction Allowances, including restatement of prior period balance sheets and statements of cash flows. In addition, as indicated in the Recent 8-K, the registrant has preliminarily identified certain other items on its balance sheets and statements of cash flows which may require a change in presentation. The resolution of these issues is relevant to the completion of the financial statements and disclosures to be included in the registrant’s Form 10-Q and, accordingly, the registrant is delaying the filing of its Form 10-Q. These accounting changes are expected to have no effect on the registrant’s reporting of historical or future statements of operations. Lastly, the registrant is currently reviewing the effect, if any, that these accounting changes may have on certain financial covenants contained in its revolving credit facility.

PART IV — OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

George R. Remeta (Name)	201 (Area Code)	845-0880 (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[ X ]Yes      [   ]

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[   ]Yes      [ X ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

United Retail Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date December 15, 2004	By/s/ GEORGE R. REMETA Name: George R. Remeta Title: Vice Chairman and Chief Administrative Officer